Exhibit 99.1

To All Cognos US Employees,

Happy New Year! I hope you each had an enjoyable holiday season.

As we launch into the new year and Cognos’ planned integration into IBM, I want to provide you with an overview of the Human Resources integration planning activities in the U.S. that will start to bring you more specific information and will require your participation.

IBM has assigned a team of experienced HR Transition Managers (HRTM) to support our employees throughout this transitional period. Beginning the week of January 14th, members of the HRTM team will be assigned to support local Cognos U.S. offices. The locally assigned HRTM will be your primary contact for all IBM HR related questions. You can also contact your Cognos HR Representative with any questions.

Current HR activities planned in the U.S. include*:

Date	Topic	Details
January 17 - 25	HR Town Hall Sessions	Overview of IBM HR Programs, Details of HR Integration Process and HRTM Contact Information

NOTE: Town Halls will be held in offices with more than 25 employees and remote sessions via the Webex Conference Center will be held during lunch and evening hours.

March	IBM HR Information Sessions	Specifics of key IBM HR Programs including compensation, diversity, performance management, etc.

Details on IBM Health Care and other benefit programs

April/May	Sign On Sessions	Complete employment paperwork (I9, Withholding, Insurance, etc.)

	Health Care Benefits Enrollment	Enroll for specific Health Care Coverage

	Transfer of Employment	More information will be provided in the coming months

You will be contacted by a member of the Cognos Field Administration team shortly regarding meeting times and locations (Note, some meetings may be conference calls to accommodate mobile employees) and other logistical information.

It is important for you to attend one of the January HR Town Hall meetings so you can learn more about the IBM integration plan. If for personal or business reasons you are not able to attend one of these meetings, please call or email your HR Manager for HRTM contact information.

Please continue to share your feedback and questions with me or other members of the Cognos/IBM human resources teams so together we can achieve our goal of keeping you well informed going forward.

Sincerely,

Ed Hutner
VP, Human Resources - North America

*Note: event dates may change based upon business requirements.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed transaction between IBM and Cognos, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding IBM and Cognos’s future expectations, beliefs, goals or prospects constitute forward-looking statements made within the meaning of Section 21E of the Securities Exchange Act of 1934 and forward-looking information within the meaning of Section 138.4(9) of the Ontario Securities Act (collectively, forward-looking statements).  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered forward-looking statements.  A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the parties’ ability to consummate the transaction; the conditions to the completion of the transaction, including the receipt of shareholder approval, court approval or the regulatory clearances required for the transaction may not be obtained on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the arrangement within the expected time-frames or at all and to successfully integrate Cognos’ operations into those of IBM; such integration may be more difficult, time-consuming or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the retention of certain key employees of Cognos may be difficult; IBM and Cognos are subject to intense competition and increased competition is expected in the future; fluctuations in foreign currencies could result in transaction losses and increased expenses; the volatility of the international marketplace; and the other factors described in IBM’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and in its most recent quarterly report filed with the SEC, and Cognos’ Annual Report on Form 10-K for the fiscal year ended February 28, 2007 and in its most recent quarterly report filed with the SEC.  IBM and Cognos disclaim any obligation to publicly update or revise any such statements in this communication to reflect any change in its expectations or in events, conditions, or circumstances on which any such information may be based.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed acquisition of Cognos by IBM.  In connection with the proposed acquisition, Cognos has furnished relevant materials to the SEC, including Cognos’s proxy circular.  SHAREHOLDERS OF COGNOS ARE URGED TO READ ALL RELEVANT DOCUMENTS FURNISHED TO THE SEC, INCLUDING COGNOS’ PROXY CIRCULAR, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders are able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov.  Cognos shareholders may obtain copies of this information free of charge by contacting Cognos’ proxy solicitation agent, Georgeson, toll-free at 1-888-605-8414.

Participants in Solicitation

IBM and its directors and executive officers, and Cognos and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Cognos common shares in respect of the proposed transaction.  Information about the directors and executive officers of IBM is set forth in the proxy statement for IBM’s 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 2, 2007.  Information about the directors and executive officers of Cognos is set forth in the proxy statement for Cognos’ 2007 Annual and Special

Meeting of Shareholders, which was filed with the SEC on May 24, 2007. Investors may obtain additional information regarding the interest of such participants by reading the proxy circular regarding the acquisition.